Exhibit 99.1

Organigram Holdings Inc. Announces Election of Directors

BAT’s Simon Ashton Appointed to the Board of Directors

MONCTON, New Brunswick – (BUSINESS WIRE) – February 23, 2022 – Organigram Holdings Inc. (“Organigram” or the “Corporation”) (TSX: OGI) (NASDAQ: OGI) announced today the results of voting at its annual meeting of shareholders held on February 23, 2022 (the “Meeting”).

Each of the eight nominees listed in the Corporation’s management information circular dated January 18, 2022 (the “Circular”) provided in connection with the Meeting was elected as a director of Organigram at the Meeting. Organigram received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Peter Amirault	97,169,054	99.183%	800,118	0.817%
Beena Goldenberg	97,174,685	99.189%	794,488	0.811%
Dexter John	91,691,003	93.592%	6,278,169	6.408%
Geoffrey Machum	91,362,180	93.256%	6,606,993	6.744%
Ken Manget	91,010,854	92.897%	6,958,318	7.103%
Sherry Porter	96,601,915	98.604%	1,367,257	1.396%
Stephen Smith	91,070,473	92.958%	6,898,699	7.042%
Marni Wieshofer	92,112,587	94.022%	5,856,585	5.978%

The biographies of the Corporation’s directors are set out in the Circular, which is available under the Corporation’s profile on SEDAR at www.sedar.com.

BAT Nominee Appointment

Organigram is also pleased to announce that BAT has designated Mr. Simon Ashton as a nominee to Organigram’s board of directors (the “Board”). Mr. Ashton has extensive expertise in finance and business leadership and is currently Group Head of New Categories and Combustibles Finance at BAT. Throughout his nearly 30-year career with BAT, Mr. Ashton has led various Finance teams across Europe, Asia, the Middle East and Africa driving revenue growth, leading business transformation initiatives and finding innovative solutions to economic challenges. In addition, he also spent time in M&A, Operations Finance, and Audit. Mr. Ashton was appointed by the newly constituted Board following the Meeting, bringing the Company’s total number of directors to nine.

“We are thrilled to welcome Simon to our Board of Directors. His deep expertise in finance, business transformation and leadership, coupled with his extensive experience with BAT, will be a tremendous asset to our Board,” said Peter Amirault, Board Chair, Organigram.

Sustainability Committee

The Company also announced it has expanded the scope of its Corporate Governance and Nominating Committee to include Sustainability initiatives. The Corporate Governance, Nominating and Sustainability Committee (the “Sustainability Committee”) has enlarged its mandate to include advising and making recommendations to the Board to assist the Board in its oversight role with respect to the establishment and monitoring of the Company’s environmental, health, safety, community relations, human rights, security and other sustainability policies. The Sustainability Committee is comprised of independent directors Geoff Machum (Chair), Sherry Porter and Dexter John. “The addition of sustainability initiatives to our formal mandate reflects our appreciation for the increasing importance of these matters to the Company and our stakeholders” said Geoff Machum, Chair of the Sustainability Committee.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:

investors@organigram.ca

For Media enquiries:

Megan McCrae, Senior Vice President Marketing and Communications

megan.mccrae@organigram.ca